Exhibit 99.5

Press Release

HARVEST OPERATIONS ANNOUNCES SECOND QUARTER 2011
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA – AUGUST 11, 2011: Harvest Operations Corp. (TSX: HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) announces the release of its financial and operating results for the second quarter ended June 30, 2011. The unaudited financial statements, notes and MD&A pertaining to the period are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and are available on the Harvest website www.harvestenergy.ca . All figures reported herein are in Canadian dollars unless otherwise stated.

UPSTREAM HIGHLIGHTS:

  Upstream production was 55,338 barrels of oil equivalent per day (boe/d) in the quarter and 54,340 boe/d for the first half of the year which are in line with production estimates for 2011;

  Upstream operations contributed $175.2 million of cash for the second quarter of 2011; a 65% improvement over the same quarter in 2010;

  Invested $125.5 million in our western Canadian upstream business, focusing on exploiting drilling opportunities, resulting in the drilling of 19 gross wells (14.4 net) with a 95% success rate.

DOWNSTREAM HIGHLIGHTS:

  Average daily throughput for the quarter was 38,016 bbl/d and 67,563 bbl/d for the first half of 2011. A planned shutdown of refinery units impacted throughput in the quarter compared to 94,833 bbl/d in 2010;

  Downstream incurred a $9.0 million operating loss during the second quarter of 2011 due to lower throughput and reduced margins. Refining gross margin averaged US$8.09/bbl for the quarter, a decrease of $0.47/bbl compared to the second quarter of 2010;

  Capital expenditures totaled $108.7 million during the quarter including $24.9 million related to Debottlenecking Projects and the remainder spent on turnaround costs and other discretionary projects.

CORPORATE HIGHLIGHTS:

  Cash from Operating Activities was $107.5 million for the quarter and $254.3 million for the first half of 2011 a (12%) and 27% change from the previous year;

  Amended and extended our revolving $500 million covenant based credit facility. The facility was extended two years to April 30, 2015 and the minimum rate on the facility was decreased to 175 bps;

  During the second quarter, Harvest hedged 4,200 bbl/d for WTI in 2012 at an average price of $111.37/bbl in addition to the 16,400 bbl/d for WTI hedged at an average price of US$93.54/bbl for the 2011.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 5	August 11, 2011

FINANCIAL & OPERATING HIGHLIGHTS:

The table below is a summary of our financial and operating results for three and six month periods ended June 30, 2011.

	Three Months Ended June 30				Six Months Ended June 30
	2011	2010	Change		2011	2010	Change
FINANCIAL
Revenues(1)	$746,066	$1,024,565	(27%	)	$1,964,768	$1,594,045	23%
Cash from operating activities	107,588	121,830	(12%	)	254,364	199,638	27%
Net income (loss)	(19,529)	(22,796)	14%		18,435	(42,748)	143%

Bank debt	171,914	182,421	(6%	)	171,914	182,421	(6%	)
Senior notes	469,247	224,744	109%		469,247	224,744	109%
Convertible debentures	743,701	770,780	(4%	)	743,701	770,780	(4%	)
Total financial debt	1,384,862	1,177,945	18%		1,384,862	1,177,945	18%

Total assets	$6,121,547	$4,764,141	29%		$6,121,547	$4,764,141	29%

UPSTREAM OPERATIONS
Daily sales volumes (boe/d)	55,338	49,597	12%		54,340	49,886	9%
Average realized price
Oil and NGLs ($/bbl)(2)	87.31	65.18	34%		80.46	68.15	18%
Gas ($/mcf)	4.12	4.17	(1%	)	3.99	4.65	(14%	)
Operating netback ($/boe)(2)	36.94	29.68	24%		35.34	32.95	7%

Capital asset additions (excluding acquisitions)	$125,501	$52,295	140%		$363,150	$165,821	119%

Property and business acquisitions (dispositions), net	$411	($966)	143%		$515,908	$29,972	1,621%

Abandonment and reclamation expenditures	$4,282	$2,367	81%		$6,249	$8,017	(22%	)
Net wells drilled	14.4	10.8	33%		119.3	76.7	56%
Net undeveloped land acquired in business combination (acres)(3)	-	-	-		223,405	-	100%
Net undeveloped land additions (acres)	54,560	22,773	140%		108,040	45,160	139%

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	38,016	94,833	(60%	)	67,563	68,073	(1%	)
Average Refining Margin (US$/bbl)	8.09	8.56	(5%	)	10.21	5.86	74%

Capital asset additions	108,741	8,459	1,186%		144,620	17,142	744%

(1)	Revenues are net of royalties and the effective portion of Harvest’s realized crude oil hedges.
(2)	Excludes the effect of risk management contracts designated as hedges.
(3)	Excludes carried interest lands acquired in business combination.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 5	August 11, 2011

PRESIDENTS MESSAGE:

During the second quarter of 2011, we made a number of important steps in developing and delivering on our business plan. Early in the second quarter, the success of our drilling program was evidenced by reaching record high production volumes due to greater than expected performance from recently drilled wells. With our oil-weighted asset base, we were able to enjoy the strength in oil prices during the quarter. Our portfolio of opportunities and undeveloped land base was substantially increased through acquisition, exploration and step-out drilling in areas that identified and confirmed future drilling opportunity.

However, during the quarter we also experienced some external challenges. Most significantly, the shutdown of the non-operated Rainbow pipeline in late April 2011 has resulted in restricted production from our northern Alberta and northeastern British Columbia assets. As well, we had been impacted from the wet weather and flooding in southeastern Saskatchewan and the significant forest fire activity in northern Alberta. Despite this, we largely delivered on our second quarter expectations through the strong performance of unaffected assets and in finding alternative markets for our production.

Capital spending in the quarter amounted to $234.2 million of which $125.5 million was committed to our upstream operations representing a 140% increase from the same quarter last year. 76% of the capital in the quarter was used for drilling and completion activities and well equipment, pipeline and facilities. In our downstream business, $108.7 million was spent on capital projects, which is a significant increase over the same quarter last year due to turnaround activity. Increases in production and capital spending is a result of Harvest’s commitment as a growth-oriented oil and gas company, developing the unexploited potential of our asset base in both the upstream and downstream segments of our business.

UPSTREAM

Harvest’s upstream production averaged 55,338 boe/d and 54,340 boe/d for the three and six month periods ended June 30, 2011 reflecting a 12% and 9% increase to production volumes year over year. The increase in sales volume and the strength in oil prices were the main contributors to the 65% improvement over the same quarter of 2010 in upstream cash contribution of $175.2 million for the quarter. Production for the second quarter was slightly below guidance of 56,000 boe/d due to the disruption in the non-operated Rainbow pipeline as well as forest fires in northern Alberta and flooding in SE Saskatchewan.

The second quarter marks the first full reporting period to incorporate the acquired assets of Hunt Oil Company of Canada (“Hunt”) which closed in the first quarter of this year. Integration of the Hunt assets has been positive as land positions were complementary to existing Harvest lands. We now have drilled a series of wells on lands acquired from Hunt and are realizing better than expected performance. As Harvest pursues the development of our asset base, we also continue to evaluate attractive acquisition opportunities to enable further growth. Upstream activity in the second quarter of 2011 focused on drilling opportunities. During the quarter, Harvest invested $125.5 million in upstream capital expenditures resulting in the drilling of 19 gross wells (14.4 net) with a 95% success rate. In our Kindersley area, we drilled 6 gross wells into the Viking light oil formation. Other areas of drilling included 4 gross wells drilled in Lloydminster in pursuit of heavy oil and 1 gross well in each of the Suffield and SE Saskatchewan areas. Tie-ins of wells acquired through the Hunt acquisition were completed in the first quarter, and in the second quarter we drilled additional wells in areas that had been acquired through Hunt and are very pleased with the initial results.

The BlackGold oil sands project has experienced cost and schedule pressure and we are evaluating possibilities to minimize the impact on the project. Progression of the project continued with detailed engineering work during the quarter. Construction activity was slowed due to spring break up conditions, however, drilling of the Steam Assisted Gravity Drainage (“SAGD”) production wells are planned for the third quarter of this year. Site preparation and construction of the SAGD facility are ongoing as weather conditions allow.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 4 of 5	August 11, 2011

DOWNSTREAM

Downstream operations remained active in the second quarter as we began a full refinery shutdown and turnaround at the end of May 2011. Due to the large scale maintenance activities, operating performance was impacted as throughput for the three and six month periods ended June 30, 2011 was 38,016 bbl/d and 67,563 bbl/d meeting expectations for the quarter.

During the shutdown, we replaced catalysts on a number of production units. In addition, we conducted turnaround activities on virtually all the refinery’s major process units and common facilities. Refining gross margin averaged US$8.09/bbl for the quarter, a decrease of $0.47/bbl compared to the second quarter of 2010. As a result, downstream operations incurred a $9.0 million operating loss during the second quarter of 2011 reflecting the lower throughput and reduced margins.

Capital expenditures totaled $108.7 million during the quarter including $24.9 million related to Debottlenecking Projects and the remainder spent on turnaround costs and other discretionary projects. At the completion of the turnaround in early August, we anticipate improved efficiencies, yield and throughput.

As previously announced, Vitol Refining Group (“Vitol”) provided notice to Harvest to terminate the existing Supply and Offtake Agreement (“SOA”) at the end of October 2011. Harvest has been in discussions to negotiate a new SOA and is currently in the process of finalizing a new agreement.

CORPORATE

Cash from operating activities was $107.5 million and $254.3 million for the three and six month periods ended June 30, 2011, representing a (12)% and 27% change over the same period last year.

In April, Harvest successfully extended and amended our $500 million credit facility. The credit facility was extended by two years and matures April 30, 2015. Benefits of renewing the credit facility at this time include reduced borrowing costs and the addition of three new banks to the syndicate for a total of 10 Canadian and global banks strengthening the capabilities of the syndicate.

To reduce volatility in our cash flow, Harvest utilizes hedging of commodities and currency if considered fit. In April, 4,200 bbl/d was hedged for WTI in 2012 at $111.37/bbl in addition to the 16,400 bbl/d for WTI in 2011 at an average price of $93.54/bbl. A complete summary of Harvest’s price risk management program can be accessed on our website at www.harvestenergy.ca under Investor Information and also in Note 17 of our financial statements.

In July, Mr. Rob Morgan resigned as Chief Operating Officer of our Upstream business. Mr. Morgan joined Harvest as COO in the 2006 merger with Viking Energy Trust and is now pursuing another opportunity within the oil & gas sector. We would like to thank Mr. Morgan for his hard work and contribution to the development of Harvest and we wish him well in his future endeavors.

As an integrated oil company, we are focused on the environmental, health and safety issues both in the upstream and in the downstream segments of our business. We use responsible practices to ensure the protection of people and the environment. Safety is at the core of our operations and is of utmost importance as we strive to always protect our people, our neighbors and the environment that we all share.

Thank you for your continued interest in and support of Harvest Operations Corp. We look forward to reporting on our future progress and direction in the quarters to come.

CONFERENCE CALL

Harvest will be hosting a conference call to discuss our second quarter 2011 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on August 18, 2011. Callers may dial 1- 800-355-4959 (international callers or Toronto local dial 416-695-6616) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-800-408-3053 (international callers or Toronto local dial 905-694-9451) and entering passcode 7275673.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 5 of 5	August 11, 2011

CORPORATE PROFILE

Harvest, a wholly-owned subsidiary of Korea National Oil Corporation (“KNOC”), is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with upstream (exploration, development and production of crude oil and natural gas) and downstream (refining and marketing of distillate, gasoline and fuel oil) segments. Our Upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

INVESTOR & MEDIA CONTACTS:	CORPORATE HEAD OFFICE:
John Zahary, President & CEO	Harvest Operations Corp.
Kari Sawatzky, Investor Relations	2100, 330 – 5th Avenue S.W.
Toll Free Investor Mailbox: (866) 666-1178	Calgary, AB Canada T2P 0L4
Email: information@harvestenergy.ca	Phone: (403) 265-1178
Website: www.harvestenergy.ca